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                              September 9, 2020

       Wenxiu Zhong
       Chief Executive Officer
       Baosheng Media Group Holdings Ltd
       Room 901, Block B
       Jinqiu International Building, No. 6 Zhichun Road
       Haidian District, Beijing, China

                                                        Re: Baosheng Media
Group Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed August 31,
2020
                                                            File No. 333-239800

       Dear Ms. Zhong:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2020 letter.

       Amendment No. 2 to Registration Statement on Form F-1 Filed August 31,
2020

       Exhibit 8.1

   1. We note Sections C.4 and C.5 of the opinion. Please revise these paragraphs to clarify that the referenced
statements in the prospectus are the opinions of counsel, rather than "true and
accurate" descriptions or summaries. Refer to Section III.C.2 of Staff
                                                        Legal Bulletin No. 19.
In addition, please revise the limitation on reliance in the last paragraph. Refer to
Section III.D.1 of Staff Legal Bulletin No. 19.
 Wenxiu Zhong
FirstName LastNameWenxiu   Zhong
Baosheng Media  Group Holdings Ltd
Comapany 9,
September NameBaosheng
             2020        Media Group Holdings Ltd
September
Page 2    9, 2020 Page 2
FirstName LastName
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ying Li